Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
HMN Financial, Inc.:
We consent to the incorporation by reference of our reports dated March 4, 2010, with respect to the consolidated balance sheets of HMN Financial, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of HMN Financial, Inc., in the following Registration Statements of HMN Financial, Inc.: Nos. 333-88228, 33-94388, 33-94386, 33-64232, and 333-158893 on Form S-8 and No. 333-156883 on Form S-3.
Minneapolis, Minnesota
March 4, 2010